SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of February 2006, incorporated by reference herein:

Exhibit

99**.**1 Release dated 17 February 2006, entitled "CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO EMPEROR MINES LIMITED ("EMPEROR") AND RESULTS OF GENERAL MEETING"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 17, 2006   By: / Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE 000058723
ARB number 086 277 616
Nasdaq Trading Symbol: DROOY
("DRDGOLD" or "the company")

CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO
EMPEROR MINES LIMITED ("EMPEROR") AND RESULTS OF GENERAL MEETING

Shareholders are referred to the announcements published on SENS on 17 November 2005
and 13 January 2006 regarding:

- the restructuring of DRDGOLD's offshore operations, which requires DRDGOLD
  shareholder approval in terms of section 228 of the South African Companies Act, 1973
  (Act 61 of 1973) as amended,("the restructuring"); and
- the sale by DRDGOLD's wholly owned subsidiary, DRD (Offshore) Limited, of its
  shares in DRD (Isle of Man) Limited to Emperor ("the Emperor transaction").

DRDGOLD shareholders are advised that, at the general meeting of DRDGOLD shareholders
held on Friday, 17 February 2006, the restructuring was approved by the requisite majority of
votes.

Details in respect of this resolution are set out below.

	Total number of votes in favour	Percentage of votes in favour
Ordinary Resolution 1 to authorise the restructuring	239 636 064	98.58%

A further announcement will be published once all of the conditions precedent to the
restructuring and the Emperor transaction have been fulfilled.

Johannesburg
17 February 2006

South African Corporate Adviser
QuestCo

Australian Corporate Adviser
ANZ Investment Bank

Sponsor
Standard Bank